

September 29, 2011

Via E-mail
Mr. David E. Trine
Chief Financial Officer
Premiere Global Services, Inc.
3280 Peachtree Road NE
The Terminus Building, Suite 1000
Atlanta, GA 30305

> **Re:** **Premiere Global Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-13577**

Dear Mr. Trine:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.  We note that a material portion of your cash and cash equivalents balances at December 31, 2010 and 2009 reside outside the United States. In view of this, we believe your disclosures should discuss the potential tax impact associated with the repatriation of such funds. In this regard, please revise your disclosures in future filings to clarify that such funds are not presently available to fund domestic operations or obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 36

2.      Please tell us what your reporting units are and the amount of goodwill allocated to each reporting unit.  To the extent that any of your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

Item 8.  Financial Statements and Supplementary Data

Note 10.  Earnings Per Share

Basic and Diluted Net Income Per Share, page 61

3.      Please clarify whether the holders of unvested restricted shares have nonforfeitable rights to dividends or dividend equivalents.  In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method pursuant to ASC 260-10-45-61A.

Note 18.  Income Taxes, page 66

4.      We note that you have not provided disclosure of the domestic and foreign components of income before income tax expense (benefit).  In this regard, please tell us how you considered Rule 4-08(h)(1) of Regulation S-X.  As part of your response, please supplementally provide us with this information for all years presented and confirm you will revise your disclosures in future filings accordingly.

5.      We note your disclosures on page 68 regarding the undistributed earnings of your foreign

subsidiaries.  Please tell us how you considered disclosing the amount of the unrecognized deferred tax liability on the permanently reinvested earnings if determination of that liability is practicable or a statement that determination is not practicable.  Refer to ASC 740-30-50-2c.

Other

6.      Please tell us how you considered filing pro forma financial statements for the disposition of your PGiSend messaging business.  In this regard, we note that if the disposition was significant the pro forma financial statements reflecting this disposition should be presented for the three most recent fiscal years and the most recent subsequent interim period.  See Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X.  As part of your response, please provide us with the results of your significant subsidiary tests as described in Rule 1-02(w) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief